Exhibit (a)(5)(L)

2825 Airview Boulevard

Kalamazoo, MI 49002

Press release

Number: 2022-07

Date: February 23, 2022

Stryker completes acquisition of Vocera Communications

Kalamazoo, Michigan – February 23, 2022 – Stryker (NYSE: SYK) announced today that it has completed the previously announced acquisition of Vocera Communications, Inc. (NYSE: VCRA), a leader in digital care coordination and communication.

“This acquisition provides significant opportunities to advance innovations and accelerate our digital aspirations,” said Kevin Lobo, Chair and Chief Executive Officer, Stryker. “We welcome the Vocera team to Stryker and look forward to working together to enable safer patient care and help our customers improve outcomes.”

Vocera brings a highly complementary and innovative portfolio to Stryker’s Medical division that will enhance the company’s Advanced Digital Healthcare offerings and further advance Stryker’s focus on preventing adverse events throughout the continuum of care.

The acquisition is expected to have a neutral impact to net earnings per diluted share in 2022.

Completion of Tender Offer and Merger

The previously announced cash tender offer for all of the outstanding shares of common stock of Vocera for $79.25 per share, net to the holder in cash, without interest and subject to any applicable withholding of taxes, by Voice Merger Sub Corp., a direct or indirect wholly owned subsidiary of Stryker, expired at one minute after 11:59 p.m., Eastern Time, on February 22, 2022. Computershare Trust Company, N.A., the depositary for the tender offer, has advised Stryker that 29,657,686 Vocera shares, representing approximately 85% of the outstanding shares of Vocera common stock, were validly tendered pursuant to the tender offer and not properly withdrawn prior to the expiration time. All of the conditions to the consummation of the tender offer have been satisfied, and on February 23, 2022, Voice Merger Sub Corp. accepted for payment, and will promptly pay for, all shares validly tendered pursuant to the tender offer and not properly withdrawn.

Following completion of the tender offer, Stryker completed the acquisition of Vocera on February 23, 2022 through a merger pursuant to the Agreement and Plan of Merger, dated as of January 6, 2022, among Stryker, Voice Merger Sub Corp. and Vocera. In connection with the merger, each share of Vocera common stock (other than shares owned by Vocera or owned by Stryker, Voice Merger Sub Corp. or any subsidiary of Stryker, shares irrevocably accepted for purchase in the tender offer, and shares held by stockholders of Vocera who have properly demanded and perfected the right to appraisal under Delaware law with respect to such shares) has been converted automatically into the right to receive the same consideration payable pursuant to the tender offer of $79.25 per share, net to the holder in cash, without interest and subject to any applicable withholding of taxes. Upon completion of the merger, Vocera became a direct or indirect wholly owned subsidiary of Stryker. Shares of Vocera ceased trading prior to the open of the market on February 23, 2022 and will be delisted from the New York Stock Exchange.

About Stryker

Stryker is one of the world’s leading medical technology companies and, together with its customers, is driven to make healthcare better. The company offers innovative products and services in Medical and Surgical, Neurotechnology, Orthopaedics and Spine that help improve patient and hospital outcomes. More information is available at www.stryker.com.

Forward-looking statements

This press release contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Such factors include, but are not limited to: the impact on our operations and financial results of the COVID-19 pandemic and any related policies and actions by governments or other third parties; unexpected liabilities, costs, charges or expenses in connection with the acquisition of Vocera; the effects of the Vocera transaction on the relationships of the parties with employees, customers, other business partners or governmental entities; weakening of economic conditions that could adversely affect the level of demand for our products; pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products; changes in foreign exchange markets; legislative and regulatory actions; unanticipated issues arising in connection with clinical studies and otherwise that affect United States Food and Drug Administration approval of new products, including Vocera products; potential supply disruptions; changes in reimbursement levels from third-party payors; a significant increase in product liability claims; the ultimate total cost with respect to recall-related matters; the impact of investigative and legal proceedings and compliance risks; resolution of tax audits; the impact of the federal legislation to reform the United States healthcare system; costs to comply with medical device regulations; changes in financial markets; changes in the competitive environment; our ability to integrate and realize the anticipated benefits of acquisitions in full or at all or within the expected timeframes, including the acquisition of Vocera; our ability to realize anticipated cost savings; and potential negative impacts resulting from environmental, social and governance (ESG) and sustainability related matters. Additional information concerning these and other factors is contained in our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statement to reflect any change in our expectations or in events, conditions or circumstances on which those expectations may be based, or that affect the likelihood that actual results will differ from those contained in the forward-looking statements.

Contacts

For investor inquiries please contact:

Preston Wells, Vice President, Investor Relations at 269-385-2600 or preston.wells@stryker.com

For media inquiries please contact:

Yin Becker, Vice President, Chief Corporate Affairs Officer at 269-385-2600 or yin.becker@stryker.com